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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of November

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
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                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F [X]    Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [ ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By:  /s/ Leonard Fertig
                                                    ----------------------------
                                                    Leonard Fertig
                                                    Chief Executive Officer

Date: November 9, 2005

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                FUTUREMEDIA APPOINTS PETER TUOMEY VICE PRESIDENT,
                         CONSUMER PRODUCTS AND SERVICES

    BRIGHTON, England, Nov. 9 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq:
FMDAY), a leading European e-learning content and managed benefits services provider, has appointed Peter Tuomey to the post of Vice-President, Consumer Products and Services, reporting to the Chief Executive Officer, Leonard M. Fertig. Previously Sales and Marketing Director at Virgin.net, he has wide experience of consumer marketing in the internet and new telephony at a number of high profile companies. He graduated from University College Cork with a BA in English Language and Sociology and has completed a postgraduate qualification in Public Relations and a CIM Postgraduate Diploma in Marketing.

    "Peter Tuomey joins Futuremedia at key point in the Company's development," said Fertig. "We now have more than 35,000 subscribing households to our Managed Benefits services, a population that we have provided with lifestyle products such as home computers, bicycles and childcare vouchers. These households represent long-term consumer relationships for Futuremedia, and Mr. Tuomey will be instrumental in developing a range of services and product enhancements to respond to their needs.

    "Peter, with his experience of consumer marketing at such key companies as Virgin.net and Mercury Communications, brings a wealth of experience and talent to Futuremedia as we strengthen and deepen our relationship with the subscribing households and will guide the marketing of our Managed Benefits and other services, bringing momentum to the company and adding value to the bottom line."

    About Futuremedia:
    Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding the expected benefit from changes in management, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with changes in management, risks associated with new contracts (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             11/09/2005
    /CONTACT: US - Mike Smargiassi or Corey Kinger, both of Brainerd Communicators, Inc., +1 212-986-6667, ir@futuremedia.co.uk; UK - Gerry Buckland, +44 7774 860011, info_db@mac.com/
    /Web site:  http://www.futuremedia.co.uk/
    (FMDAY)

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